UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ClearOne, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

18506U104

(CUSIP Number)

E. Bryan Bagley

1470 Arlington Drive

Salt Lake City, Utah 84103

Tel. (801) 450-3605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

The reporting person was previously a member of a group and joint filer of a Schedule 13D filed by such group with respect to shares of common stock of ClearOne, Inc. (the “Company”) beneficially owned by such group members.  The reporting person is no longer a member of such group and is filing this Schedule 13D to report his sole beneficial ownership of the Company’s securities.

CUSIP No. 18506U104

1.	Names of Reporting Person. E. Bryan Bagley
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 412,561(1)
	8.	Shared Voting Power: 1,168,253(2)
	9.	Sole Dispositive Power: 412,561(1)
	10.	Shared Dispositive Power: 1,168,253(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,580,814(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.4%(1)(2)(4)
14.	Type of Reporting Person (See Instructions): IN

(1)    Assumes the exercise of secured convertible notes to purchase 236,966 shares of common stock and warrants to purchase 56,818 shares of common stock that were beneficially owned by the reporting person as of September 16, 2020.

(2)    Includes 11,262 shares of common stock that are owned by Mr. Bagley’s children, 1,106,991 shares of common stock that are owned by other trusts where Mr. Bagley acts as a trustee and warrants to purchase 50,000 shares of common stock that are owned by other trusts where Mr. Bagley acts as a trustee.

(3)    The reporting person may be deemed to have a pecuniary interest in 2,252,636 shares of common stock that are beneficially owned by a trust of which the reporting person is one of several beneficiaries. The reporting person does not exercise voting or dispositive control over any of the shares of common stock beneficially owned by this trust and disclaims beneficial ownership of such shares pursuant to Rule 13d-4.

(4)    Calculated based on 18,771,257 issued and outstanding shares of common stock as of September 16, 2020.

CUSIP No. 18506U104

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (“Common Stock”) of ClearOne, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.

Item 2. Identity and Background

(a)    Name

E. Bryan Bagley

(b)    Residence or business address

1470 Arlington Drive, Salt Lake City, Utah 84103.

(c)     Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

E. Bryan Bagley is principally self-employed as an investor at the address listed in Item 2(b) above.

(d)    Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

Not applicable.

(e)     Whether of not, during the last five years, such person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order

Not applicable.

(f)     Citizenship.

United States.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock was acquired, in part, by gift, and, in part, with borrowed funds. The information in Item 5 is hereby incorporated by reference.

CUSIP No. 18506U104

Item 4. Purpose of transaction

The reporting person acquired the Common Stock for investment purposes.

In pursuing such investment purposes, the reporting person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, the reporting person deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the reporting person may routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of each such reporting person and other investment considerations. The reporting person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in the reporting person modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, board of directors, capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The reporting person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to the investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by the reporting person, in the public market or privately negotiated transactions. The reporting person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Company

(a)              After giving effect to the Company’s issuance and sale of 2,116,050 shares of common stock in a registered direct offering on September 16, 2020 (the “Registered Offering”) and warrants to purchase up to 1,058,025 shares of common stock in a concurrent private placement with the Registered Offering (the “Private Placement”), Mr. Bagley beneficially owned 1,580,814 shares of common stock, representing 8.4% of the Company’s outstanding common stock. This number includes 11,262 shares of common stock that are owned by Mr. Bagley’s children and 1,106,991 shares of common stock that are owned by other trusts where Mr. Bagley acts as a trustee and warrants to purchase 50,000 shares of common stock that are owned by other trusts where Mr. Bagley acts as a trustee.

The reporting person may be deemed to have a pecuniary interest in 2,252,636 shares of common stock that are beneficially owned by a trust of which the reporting person is one of several beneficiaries. The reporting person does not exercise voting or dispositive control over any of the shares of common stock beneficially owned by this trust and disclaims beneficial ownership of such shares pursuant to Rule 13d-4.

(b)                 Number of shares of common stock as to which E. Bryan Bagley has:

(i) Sole power to vote or direct the vote: 412,561

(ii) Shared power to vote or direct the vote: 1,168,253

(iii) Sole power to dispose or direct the disposition: 412,561

(iv) Shared power to dispose or direct the disposition: 1,168,253

(c)            On September 16, 2020, 100,000 shares at a price of $2.4925 per share was purchased in the Registered Offering by a trust where Mr. Bagley acts as a trustee

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

On September 16, 2020, a trust in which Mr. Bagley acts as a trustee acquired a warrant to purchase 50,000 shares of common stock in the Private Placement. A copy of the Form of Warrant was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K as filed with the SEC on September 14, 2020 and is incorporated herein by reference.

[signature page follows]

CUSIP No. 18506U104

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 18, 2020

/s/ E. Bryan Bagley
E. Bryan Bagley